# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RTB Digital, Inc., CIK 0001419275
CUSIP: 39366L406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 09/21/2026
Filed by CIK 0002146263
Persons authorized to receive notices and communications: Anibal Pablo Escanellas, 200 Calle San Agustin, San Juan, Puerto Rico (PR), 00901, 7874237119

## Reporting persons
- Dorsett Jason Christopher (CIK 0002146263): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,204,028; shared voting power 0; sole dispositive power 4,204,028; shared dispositive power 0; aggregate amount beneficially owned 4,204,028 (30% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: RTB Digital, Inc.
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108

## Item 2. Identity and Background
Name of person filing: Jason Christopher Dorsett
Residence or business address: 200 Calle San Agustin San Juan Puerto Rico 00901
Present principal occupation or employment: The Reporting Person is a private investor and is self-employed. His principal business address is 200 Calle San Agustin, San Juan, Puerto Rico 00901, United States.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the past five years, been subject to any judgment, decree, or final order involving violations of federal or state securities laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 21, 2026, the Reporting Person used $91,520 of personal funds to purchase 11,000 shares of Common Stock at $8.32 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the shares for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of September 21, 2026, the Reporting Person beneficially owns 4,204,028 shares of Common Stock, representing approximately 30.0% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power over 4,204,028 shares and sole dispositive power over 4,204,028 shares. The Reporting Person has no shared voting or shared dispositive power.
Transactions in the class effected during the past sixty days: On September 21, 2026, the Reporting Person purchased 11,000 shares of Common Stock in an open-market transaction at $8.32 per share using personal funds.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No new contracts, arrangements, understandings or relationships were entered into in connection with this transaction.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Dorsett Jason Christopher: Anibal Pablo Escanellas Juan, Financial Analyst (09/23/2026)